FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 2-69336

(Check one)

|_|  Form 10-K and Form 10-KSB      |_|  Form 11-K

|_|  Form 20-F    |X|  Form 10-Q and Form 10-QSB    |_|  Form N-SAR

For period ended March 31, 2001

|_|  Transition Report on Form 10-K and Form 10-KSB

|_|  Transition Report on Form 20-F

|_|  Transition Report on Form 11-K

|_|  Transition Report on Form 10-Q and Form 10-QSB

|_|  Transition Report on Form N-SAR

For the transition period ended
                                ------------------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant: Cramer, Inc.

     Address of principal executive office (street and number): 625 Adams Street

     City, state and zip code: Kansas City, Kansas 66105

                                     PART II
                             RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

     |X| (b) The subject quarterly report on Form 10-QSB will be filed on or before the 5th calendar day following the prescribed due date.

     |_|  (c) The  accountant's statement  or  other  exhibit  required  by Rule
              12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

     The report on Form 10-QSB will be filed on or before May 21, 2001.

     The Company filed a Form 12b-25 on March 21, 2001 to obtain an extension of the filing date for the Company's Form 10-KSB for the fiscal year ended December 31, 2000. The Company was unable to file the Form 10-KSB by the extended April 17 filing date because new management was still working with the Company's auditors to complete the Company's 2000 financial statements and ensure their accuracy. The Company's counsel so informed SEC staffer Carol Weiss on April 12, 2001. The Company anticipates completing the 2000 Form 10-KSB within the next several days. The results reported in the 2000 Form 10-KSB will impact the year-end comparison basis for certain results to be reported in the April 1 Form 10-QSB. The Company wishes to complete the 2000 financial statements in order to ensure the accuracy of the April 1 Form 10-QSB prior to filing the 10-QSB.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

         Greg Coward                (913)            621-6700
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                 (Name)             (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|_| Yes    |X|  No

     As stated above, the Company has not filed its Form 10-KSB for the fiscal year ended December 31, 2000.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes    |_|  No

     The Form 10-QSB for the quarter ended April 2, 2000 reported a net loss of $83,000. The Form 10-QSB for the quarter ended April 1, 2001 will report a net loss of $130,000.

                                  Cramer, Inc.
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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 15, 2001                  By     /s/ Greg Coward
                                            -----------------------------------
                                            President and CEO

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